Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-146280

Filed September 26, 2007

Eaton Vance Corp The Eaton Vance Building 255 State Street, Boston, MA 02109 (617) 482-8260 Contact: William M. Steul

EATON VANCE CORP. ANNOUNCES PROPOSED SENIOR NOTE OFFERING

Boston, MA - Eaton Vance Corp. (NYSE: EV) announced today that it intends to offer, subject to market and other considerations, up to $350 million aggregate principal amount of new 10-year maturity senior notes. The Company may use the net proceeds of the proposed debt offering for one or more of the following purposes: current and planned business investment, including the seeding of new funds, continued expansion of distribution channels, and investments in developing products; the repurchase of shares of Eaton Vance’s non-voting common stock; and other general corporate purposes, including potential acquisitions and the payment of fees and expenses related to the proposed offering.

“As a result of Eaton Vance’s continued strong financial performance, we believe that issuing a modest amount of long-term debt will benefit our overall cost of capital and improve the value of our franchise. It will enable Eaton Vance to pursue strategic initiatives while preserving financial flexibility and a solid investment grade credit profile,” said Tom Faust, Eaton Vance's President.

Citi and Merrill Lynch & Co. are expected to act as joint book-running managers of the proposed offering. A copy of the prospectus supplement and prospectus relating to the offering may be obtained when available from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, Attention: Prospectus Department; telephone: 800-831-9146 or Merrill Lynch & Co., 4 World Financial Center, 250 Vesey Street, New York, NY 10080, Attention: Prospectus Department; telephone: 212-449-1000.

The new debt securities would be offered pursuant to an effective automatic shelf registration statement filed by Eaton Vance on September 25, 2007. These securities may not be sold nor may offers to buy be accepted prior to the time that the prospectus supplement and related prospectus are delivered in final form. This press release is for informational purposes only and should not be used or construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any security.

Eaton Vance Corp., through its subsidiaries, is the investment adviser and distributor of over 160 mutual funds and also manages investments for institutional and individual clients. Eaton Vance had $153.5 billion in assets under management on August 31, 2007.

This news release contains statements that are not historical facts, referred to as “forward-looking statements.” The Company’s actual future results may differ significantly from those stated in any forward-looking statements, depending on factors such as changes in securities or financial markets or general economic conditions, the volume of sales and repurchases of fund shares, the continuation of investment advisory, administration, distribution and service contracts, and other risks discussed from time to time in the Company’s filings with the Securities and Exchange Commission.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (617) 482-8260 collect.

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